Exhibit (a)(1)(D)

Offer to Purchase

Up to 195,000,000 of the Issued and Outstanding Shares of Common Stock

of

ALTABA INC.

In Exchange For

American Depositary Shares

of

Alibaba Group Holding Limited

Plus an Additional Amount in Cash

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 11, 2018, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). THE OFFER IS SUBJECT TO IMPORTANT TERMS AND CONDITIONS, INCLUDING THE CONDITIONS LISTED IN SECTION 7 OF THE OFFER TO PURCHASE.

June 7, 2018

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Altaba Inc. (“Altaba” or the “Fund”), a non-diversified, closed-end management investment company organized as a Delaware corporation, to act as the Dealer Manager in connection with the Fund’s offer to purchase up to 195,000,000 (approximately 24%) of the Fund’s issued and outstanding shares of its common stock, par value $0.001 per share (the “Shares”). For each Share accepted in the Offer, stockholders will receive: (i) 0.35 American Depositary Shares (“Alibaba ADSs”) of Alibaba Group Holding Limited, a Cayman Islands company (“Alibaba”), which are held by the Fund in its investment portfolio, less any Alibaba ADSs withheld to satisfy applicable withholding taxes and subject to adjustment for fractional Alibaba ADSs (the “ADS Portion”), and (ii) an amount in cash equal to the Alibaba VWAP (as defined below) multiplied by 0.05, less any cash withheld to satisfy applicable withholding taxes and without interest (the “Cash Portion” and, together with the ADS Portion, the “Offer Consideration”), upon the terms and subject to the conditions described in the enclosed Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used in this letter but not defined herein have the meanings given in the Offer to Purchase. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Alibaba ADSs are listed on the New York Stock Exchange and trade under the symbol “BABA.” Each Alibaba ADS represents an ordinary share, par value $0.000025 per share, of Alibaba. The “Alibaba VWAP” (determined as described in the Offer to Purchase) means the daily volume-weighted average price for an Alibaba ADS, on the second trading day prior to the Expiration Date (the “Determination Date”). The Fund will announce the Alibaba VWAP and the Cash Portion of the Offer Consideration payable for Shares pursuant to the Offer by press release and on the Offer webpage described in the Offer to Purchase no later than 4:30 p.m., New York City time, on the Determination Date (July 9, 2018 based on the current Expiration Date). Such press release will also be filed as an amendment to the Schedule TO-I that the Fund has filed with the U.S. Securities and Exchange Commission (the “SEC”) relating to the Offer.

Promptly after the Expiration Date, the Fund will, upon the terms and subject to the conditions of the Offer, accept for purchase, and will thereafter promptly purchase, all Shares properly tendered and not properly withdrawn in the Offer prior to the Expiration Date.

All Shares purchased in the Offer will be purchased for the Offer Consideration. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the

Shares tendered may not be purchased if the number of Shares properly tendered in the Offer and not withdrawn prior to the Expiration Date exceeds 195,000,000. There can be no assurance that the Fund will be able to purchase all of your client’s Shares that are tendered. See Sections 1 and 6 of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered and not properly withdrawn prior to the Expiration Date exceeds 195,000,000, the Fund will proceed as follows: (i) first, the Fund will purchase Shares from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares and do not properly withdraw them prior to the Expiration Date (tenders of less than all of the Shares owned by an Odd Lot Holder will not qualify for this preference); (ii) second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, the Fund will purchase Shares from all stockholders who properly tendered and did not properly withdraw prior to the Expiration Date, on a pro-rata basis, with appropriate adjustments to avoid the purchases of fractional Shares (except for stockholders who tendered Shares conditionally for which the condition was not satisfied), until the Fund has purchased an aggregate number of Shares equal to 195,000,000; and (iii) third, only if necessary to permit the Fund to purchase an aggregate number of Shares equal to 195,000,000, the Fund will purchase Shares from holders who properly tender Shares and do not properly withdraw them prior to the Expiration Date conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares prior to the Expiration Date. See Sections 1, 3, 4 and 6 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase, dated June 7, 2018;

2. Letter of Transmittal, for your use in accepting the Offer and tendering Shares of, and for the information of, your clients including an IRS Form W-9 (facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender Shares);

3. Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4. Return envelope addressed to the Exchange Agent.

The Offer is not conditioned upon the tender of any minimum number of Shares. The Offer is, however, subject to a number of terms and conditions as described in Section 7 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 11:59 p.m., New York City time, on July 11, 2018, unless the Offer is extended or withdrawn. Under no circumstances will the Fund pay interest on the Offer Consideration, even if there is any delay in making payment.

For Shares to be tendered properly pursuant to the Offer, the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received on or prior to the Expiration Date by the Exchange Agent at its address set forth on the back cover page of the Offer to Purchase.

While the Fund’s Board of Directors has authorized the Offer, it has not made and is not making, and none of the Fund, the Fund’s affiliates or subsidiaries, the Fund’s investment advisors, the Dealer Manager, the Information Agent or the Exchange Agent has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Shares. Your clients must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender. Before taking any action with respect to the Offer, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to consult with their own tax advisors, financial advisors and/or brokers.

The Fund will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Exchange Agent, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. However, the Fund will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Fund will pay or cause to be paid all stock transfer taxes or stamp duties, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase. See Section 5 of the Offer to Purchase.

Questions and requests for assistance may be directed to the Dealer Manager or to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Direct: (212) 622-4401

Toll Free: (877) 371-5947

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (877) 750-9497

Banks and Brokers may call collect: (212) 750-5833

Very truly yours,

J.P. Morgan Securities LLC

The making of the Offer may, in some jurisdictions, be restricted or prohibited by applicable law. This Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the Offer or the acceptance of the Offer would, absent prior registration, filing or qualification under applicable laws, not be in compliance with the laws of that jurisdiction. Accordingly, stockholders are required to inform themselves of and observe any such restrictions.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Fund, the Dealer Manager, the Exchange Agent, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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